# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FREYR Battery, Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 6 & 8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263
Date of event which requires filing of this statement: 12/23/2024
Filed by CIK 0002047012
Persons authorized to receive notices and communications: Catherine Pan-Giordano Esq., 51 W 52nd St, New York, New York (NY), 10019, (212) 415-9200; Anthony Epps Esq., 51 W 52nd St, New York, New York (NY), 10019, (212) 415-9200

## Reporting persons
- TRINA SOLAR (SCHWEIZ) AG (CIK 0002047012): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 15,437,847; shared voting power 0; sole dispositive power 15,437,847; shared dispositive power 0; aggregate amount beneficially owned 15,437,847 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: FREYR Battery, Inc.
Address of issuer's principal executive offices: 6 & 8 East Court Square, Suite 300, Newnan, Georgia (GA), 30263

## Item 2. Identity and Background
Name of person filing: Trina Solar (Schweiz) AG ("Reporting Person")
Residence or business address: The principal business address for the Reporting Person is: Birkenweg 4, Wallisellen, Switzerland 8304
Present principal occupation or employment: The Reporting Person is engaged in the business of investment
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
OO

The information set forth in Items 4 and 6 of this Statement are incorporated herein by reference

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 23, 2024, FREYR Battery, Inc. ("Issuer") completed the previously announced transactions contemplated under a transaction agreement (the "Transaction Agreement") entered into with Trina Solar (Schweiz) AG, an entity organized under the laws of Switzerland (the "Reporting Person") on November 6, 2024 for the acquisition of all legal and beneficial ownership in the shares of capital stock of Trina Solar US Holding Inc., a Delaware corporation, which owns, directly or indirectly, all legal and beneficial ownership in the shares of capital stock of, or other ownership, membership or equity interest in (a) Trina Solar US Manufacturing Holding Inc., a Delaware corporation ("TUMH"), (b) Trina Solar US Manufacturing Module Associated Entity 1, LLC, a Texas limited liability company ("TUMA"), (c) Trina Solar US Manufacturing Module 1, LLC, a Texas limited liability company ("TUM 1"), and (d) Trina Solar US Manufacturing Cell 1, LLC, an Oklahoma limited liability company ("TUM 2", and together with TUMH, TUMA and TUM 1, the "Acquired Companies") (and such acquisition, the "Purchase").

At Closing of the Purchase, the Company also entered into certain other agreements, including: (a) certain agreements with respect to the development, operation and services of the solar cell and solar module manufacturing facilities, with Trina Solar Co., Ltd., a company incorporated in China ("Trina Parent") or certain other subsidiaries and affiliates of Trina Parent (the "Related Agreements"), (b) a Note Instrument, (c) a Convertible Note Instrument, (d) a Cooperation Agreement and (e) a Registration Rights Agreement (the Purchase, together with (a) through (e) collectively, the "Transaction").

As previously disclosed, under the Transaction Agreement, the Issuer acquired the Acquired Companies for (i) $100 million cash consideration (subject to an adjustment for any leakage); (ii) 15,437,847 Shares (the "Share Consideration"); (iii) a $150.0 million one percent (1%) per annum senior unsecured note due in five (5) years (the "Note Instrument"); and (iv) an $80.0 million seven percent (7%) unsecured convertible note due in five (5) years (the "Convertible Note Instrument"), which, subject to approval by the Committee on Foreign Investment in the United States ("CFIUS"), is convertible in up to two conversions into 30.4 million shares of Common Stock, in aggregate (the "Conversion Shares"). Conversion of the Convertible Note Instrument is subject to the Requisite Stockholder Approval.

The Transaction was subject to customary Closing conditions including, among other things, (i) the absence of any laws, government orders or injunctions that prohibit, restrict, enjoin or otherwise make illegal the Closing; (ii) the parties' certification that the representations and warranties are true and correct; (iii) the absence of any material adverse effect on the Issuer or the Acquired Companies; (iv) the receipt by the Acquired Companies of certain necessary consents, waivers and approvals; (v) the Issuer having isolated, deleted, destroyed, terminated or sold, in each case, all material assets, equipment, and licenses relating to 24M Technologies, Inc.; (vi) the Reporting Person's completion of a certain internal reorganization (the "Reorganization"); (vii) the first tranche of $50.0 million of the equity financing into the Issuer to be implemented on or prior to Closing pursuant to the Preferred Stock Purchase Agreement (the "Purchase Price"); and (viii) the submission of a supplemental listing application to New York Stock Exchange (the "NYSE") in connection with the proposed issuance of the Share Consideration and the Conversion Shares, among other conditions.

Within six (6) months post-Closing, the Issuer will also use its reasonable efforts to dispose, divest, transfer or otherwise sell the assets and operations that constitute its European business (the "Divestiture"), and in case the consideration received is less than $45.0 million, the Issuer shall pay to the Reporting Person an amount equal to nineteen and nine tenths percent (19.9%) of the shortfall between such consideration and $50.0 million. If such Divestiture is not completed within six (6) months from Closing (the "Divestiture Date"), unless waived by the Reporting Person, the Issuer shall pay to the Reporting Person a fee of $2.0 million for each calendar month from the Divestiture Date until completion of the Divestiture.

The foregoing description of the Transaction Agreement is qualified in its entirety by reference to the full text of the Transaction Agreement, a copy of which is incorporated by reference as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024. The representations, warranties, and covenants contained in such agreement were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Following Closing, and in the event that any of the non-voting preferred stock ("Preferred Stock") issued under the Preferred Stock Purchase Agreement is converted into Shares, the Reporting Person shall have the right to acquire from the Issuer such number of Shares so that the Reporting Person's proportionate ownership of the Shares following the conversion of the Preferred Stock will be the same as before the conversion at a price equal to $2.50 per share of Common Stock or such other price as is used in the conversion of the Preferred Stock.

The foregoing description of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the full text of the Preferred Stock Purchase Agreement, a copy of which is incorporated by reference as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024.

After Closing, the Issuer shall, or shall cause TUM 1 to repay a certain Production Reserve Fee equal to $220.0 million in five installments to TUS and fully owned by the Reporting Person, pursuant to the TUS Offtake Agreement between these TUS and TUM 1, in five installments of $44.0 million, to be paid on each successive anniversary of the Closing, subject to certain exceptions and acceleration provisions.

Following Closing, in the event the parties, after reasonable best efforts, fail to receive CFIUS approval with respect to the Conversions (the "CFIUS Turndown"), if CFIUS requires the Reporting Person to divest, dispose, or otherwise sell the Shares acquired as Share Consideration pursuant to the Transaction Agreement, within sixty (60) days following the date of the CFIUS Turndown, the Issuer shall purchase or redeem from the Reporting Person all such Shares and issue to the Reporting Person an unsecured loan note with a term of ten (10) years and an interest rate lower than the Note Instrument, with an aggregate principal amount equal to the 30-day VWAP of the Share Consideration prior to the issue of such unsecured loan note (the "Secondary Note").

In the event of a CFIUS Turndown or if the Convertible Note Instrument does not become eligible for conversion within twelve (12) months following Closing (as may be extended by the Reporting Person in it is sole discretion), the Issuer shall redeem and repay the Convertible Note Instrument with a newly issued unsecured senior note substantially on the same terms as the Secondary Note.

The foregoing description of the Secondary Note is qualified in its entirety by reference to the full text of the form of the Secondary Note, a copy of which is incorporated by reference as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024.

At Closing, the Issuer and the Reporting Person executed the Note Instrument and the Convertible Note Instrument.

As previously disclosed, pursuant to the Note Instrument, the Issuer will repay the principal amount in cash with quarterly repayments of $7.5 million per quarter starting on the first calendar quarter ending after the one-year anniversary of the date of issuance of the Note Instrument and $30.0 million at maturity. Interest will accrue quarterly in arrears at one percent (1%) per annum and will be paid in cash on a quarterly basis starting at Closing. The Issuer, in its discretion, may prepay the Note Instrument, in whole or in part, at any time prior to maturity date without premium or penalty.

Within five (5) days of obtaining CFIUS approval, the Convertible Note Instrument shall partially convert into 12.5 million Shares (the "First Conversion"). Within five (5) days of obtaining Requisite Stockholder Approval, the remaining balance of the Convertible Note Instrument shall convert into 18.0 million additional Shares. Interest shall accrue quarterly at seven percent (7%) per annum commencing on the issuance date, subject to certain adjustments; however, the Convertible Note Instrument shall never convert to more than 30.4 million Shares.

The foregoing descriptions of the Note Instrument and Convertible Note Instrument are qualified in their entirety by reference to the full text of the forms of the Note Instrument and Convertible Note Instrument, copies of which are filed respectively as Exhibits 10.2 and 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024.

At Closing, the Issuer and the Reporting Person entered into a Cooperation Agreement, pursuant to which, among other things, for so long as the Reporting Person holds 15.4 million of the Issuer's Shares, it shall be entitled to designate for nomination one (1) director to the Issuer's board of directors (the "FREYR Board") and (ii) for as long as the Reporting Person holds fifteen percent (15%) or more of the Issuer's Shares, it shall be entitled to designate for nomination two (2) directors to the FREYR Board. For so long as there is at least one (1) director designated by the Reporting Person on the FREYR Board and at least one (1) such director is an independent director in accordance with the applicable stock exchange listing rules, the FREYR Board shall appoint a director designated by the Reporting Person to each of (i) the nominating and corporate governance committee and (ii) the compensation committee.

Pursuant to the Cooperation Agreement, the Reporting Person further agreed to customary standstill provisions for so long as the Reporting Person holds the Share Consideration. In addition, subject to limited exceptions, the Reporting Person shall not transfer any Shares during the 1-year lock-up period. For as long as the Reporting Person holds securities of the Issuer, it shall also be entitled to certain anti-dilution rights.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2024, and incorporated by reference herein.

As previously disclosed by the Issuer on November 6, 2024, the FREYR Board appointed Mr. David Gustafson as the incoming Chief Operating Officer of the Issuer effective as of Closing and subject to the terms of the Transaction Agreement.

Capitalized terms used in this Schedule 13D but not otherwise defined herein have the meanings given to them in the Transaction Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) Sole power to vote or to direct the vote: 15,437,847

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 15,437,847

(iv) Shared power to dispose or direct the disposition: 0

(v) Aggregate amount of shares beneficially owned: 15,437,847

(vi) Percent of class represented in Item (v) above: 9.9%
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Transaction Agreement by and among FREYR Battery, Inc. and Trina Solar (Schweiz) AG, dated as of November 6, 2024

Preferred Stock Purchase Agreement

Form of Note Instrument

Form of Convertible Note Instrument

Form of Secondary Note

Cooperation Agreement by and between FREYR Battery, Inc. and Trina Solar (Schweiz) AG, dated as of December 23, 2024

Form of Registration Rights Agreement

Securities Purchase Agreement

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.2 Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.3 Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.4 Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.5 Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.6 Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.7 Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024

Exhibit 10.8 Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2024

## Signatures
- TRINA SOLAR (SCHWEIZ) AG: /s/Vincenzo Costanzelli, Vincenzo Costanzelli/Chairman of the Board of Directors (12/27/2024)